File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2004 AUG -9 P 3:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

02 August 2004

Severn Trent Plc
[redacted]entry Road
[redacted]n B26 3PU
722 4000
722 4800
ntrent.com

04036096

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose copies of two Stock Exchange Announcements released on Friday 30 July 2004.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

dlw 8/9

\\PLCCOV10\Team$\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\ZB - SEC - AGM + Directors Shareholding- 2 Aug04.doc

Under the Severn Trent Plc Profit Sharing Scheme, Ordinary shares of 65 $^{5/19}$ pence each, acquired through the 2001 'Free and Matching' offer, were released from trust on 30 July 2004.

The directors of Severn Trent Plc have an interest in the Ordinary shares of 65 $^{5/19}$ pence each, released from trust as follows:

	2001 'Free and Matching' Offer
J K Banyard	44
M J Bettington	44
B Duckworth	44
R M Walker	29

Shares held in trust are already included in a director's interests in the Ordinary shares of 65 $^{5/19}$ pence each. These releases from trust, therefore, do not increase the declared holdings of the individual directors.

www.severntrent.com

Severn Trent Plc Annual General Meeting 2004 – Resolutions
Severn Trent Plc – Revised Articles of Association

Two copies of each of the above documents haves been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. no. (0)20 7676 1000).

www.severntrent.com